UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 16, 2004

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F X

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(1):                     ]

[indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 100(b)(7):                     ]

[indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes	No X

     This form 6-K incorporates the Information Circular, Proxy and Supplemental Mailing List Return Card distributed to the Company’s shareholders of record as of March 5, 2004. The Information Circular was provided to shareholders in connection with the Company’s annual and special meeting to be held on April 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: March 16, 2004	By:	/s/ ROBERT S. ARMSTRONG
Robert S. Armstrong,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at the Abercorn Inn, 9260 Bridgeport Road, Richmond, BC, Canada, on Friday April 16, 2004 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2003 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

(4)	to consider and, if deemed advisable, to pass a special resolution approving an amendment to the articles of amalgamation of the Company to subdivide the Company’s issued and outstanding common shares on a two-for-one (2 for 1) basis, the full text of which resolution is set out in Schedule “A” in the accompanying Information Circular;

(5)	to consider and, if deemed advisable, to pass, with or without variation, a resolution confirming the adoption of an Executive Long-Term Incentive Plan by the Company, the full text of which resolution is set out in Schedule “B” in the accompanying Information Circular; and

(6)	to transact such other business as may properly be brought before the Meeting.

     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

     The directors of the Company have fixed the close of business on March 5, 2004 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

     DATED at Vancouver, British Columbia, as of this 16th day of March, 2004.

By Order of the Board of Directors

Robert S. Armstrong
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

     Unless otherwise provided, the information herein is given as of March 1, 2004.

Solicitation of Proxies

     This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting (the “Meeting”) by management of the Company. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Number of Directors and Election of Directors

     Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the directors are authorized to determine the actual number of directors to be elected from time to time. The Company currently has five (5) directors. Each director of the Company is elected annually and holds office until the next Annual Meeting of the Company unless he sooner ceases to hold office. The Board of the Company has determined that the number of directors to be elected at the Meeting shall be six (6). The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

				Number of
				Common Shares
				Beneficially Owned,
Name and	Position with	Principal Occupation	Previous Service	Controlled or
Municipality of Residence	the Company	or Employment(1)	as a Director	Directed(1)(2)
David Edward Ritchie Leduc, Alberta	Chairman of the Board and Chief Executive Officer and a Director	Chairman of the Board and Chief Executive Officer of the Company	Director since December 12, 1997	2,938,223 (3)

Peter James Blake Vancouver, B.C.	Senior Vice-President, Chief Financial Officer and a Director	Senior Vice-President and Chief Financial Officer and a Director of the Company	Director since December 12, 1997	30,667 (4)

Clifford Russell Cmolik(5) Surrey, B.C.	Director	Businessman and Director of the Company(6)	Director since December 12, 1997	1,536,545 (7)

Charles Edward Croft(5) Vancouver, B.C.	Director	President and Director of Falcon Pacific Financial Corp. and its Subsidiaries	Director since June 17, 1998	7,000 (8)

Number of
Common Shares
Beneficially Owned,
Name and	Position with	Principal Occupation	Previous Service	Controlled or
Municipality of Residence	the Company	or Employment(1)	as a Director	Directed(1)(2)
George Edward Moul(5) West Vancouver, B.C.	Director	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd. and certain other private real estate companies	Director since June 17, 1998	1,000 (9)

Eric Patel(10) Vancouver, B.C.	N/A	Business Consultant	N/A	Nil

NOTES:

(1)	This information has been provided by the respective nominee as of March 1, 2004.

(2)	The number of Common Shares held includes Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	1,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd. Both D.E.R. Auctions Ltd. and Davcorp Investments Ltd. are controlled by David E. Ritchie. Mr. Ritchie also holds 100 Common Shares personally. Mr. Ritchie has options to purchase 18,700 Common Shares at U.S. $52.92 per share, with an expiry date of February 13, 2014.

(4)	Mr. Blake also has options to purchase 2,300 Common Shares at U.S. $26.10 per share, with an expiry date of February 11, 2012, options to purchase 15,000 Common Shares at U.S. $31.05 per share, with an expiry date of January 30, 2013, and options to purchase 11,200 Common Shares at U.S. $52.92 per share, with an expiry date of February 13, 2014.

(5)	The Company has an audit committee and Messrs. Cmolik, Croft and Moul are members of the Audit Committee.

(6)	Mr. Cmolik was the President and Chief Operating Officer of the Company until his retirement in July 2002.

(7)	980,284 of such shares are held by C.R.C. Auctions Ltd. and 554,918 of such shares are held by Cmolik Enterprises Ltd. Both C.R.C. Auctions Ltd. and Cmolik Enterprises Ltd. are controlled by C. Russell Cmolik. Mr. Cmolik also has options to purchase 4,000 Common Shares at U.S. $31.05 per share, with an expiry date of January 30, 2013, and options to purchase 4,000 Common Shares at U.S. $52.92 per share, with an expiry date of February 13, 2014.

(8)	Such shares are held by Falcon Pacific Financial Corp., a company controlled by Mr. Croft. Mr. Croft also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009, options to purchase 3,000 Common Shares at U.S.$26.69 per share, with an expiry date of February 1, 2010, options to purchase 3,000 Common Shares at U.S.$23.35 per share, with an expiry date of January 31, 2011, options to purchase 3,000 Common Shares at U.S. $26.10 per share, with an expiry date of February 11, 2012, options to purchase 4,000 Common Shares at U.S. $31.05 per share, with an expiry date of January 30, 2013, and options to purchase 4,000 Common Shares at U.S. $52.92 per share, with an expiry date of February 13, 2014.

(9)	Such shares are held by Kensington Holdings Ltd., a company 100% owned by Mr. Moul and his spouse. Mr. Moul also has options to purchase 3,500 Common Shares at U.S.$26.88 per share, with an expiry date of February 21, 2009, options to purchase 3,000 Common Shares at U.S.$26.69 per share, with an expiry date of February 1, 2010, options to purchase 3,000 Common Shares at U.S.$23.35 per share, with an expiry date or January 31, 2011, options to purchase 3,000 Common Shares at U.S. $26.10 per share, with an expiry date of February 11, 2012, options to purchase 4,000 Common Shares at U.S. $31.05 per share, with an expiry date of January 30, 2013, and options to purchase 4,000 Common Shares at U.S. $52.92 per share, with an expiry date of February 13, 2014.

(10)	Mr. Patel is a nominee for directorship this year. He has extensive business and financial experience, having worked for Chemical Bank (two years), Marakon Associates strategy consultants (nine years) and Dryer’s Grand Ice Cream (four years as Director of Strategy). From February 1997 to November 1999, Mr. Patel held various executive level positions, including the position of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games, and from November 1999 until March 2004, Mr. Patel was the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel received his MBA from Stanford University.

     The Company is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

     Mr. Moul has been appointed Lead Director by the Board. The Lead Director is an outside, unrelated and independent director of the Company whose role it is to coordinate the activities of the outside directors and to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The Lead Director role is intended to work in conjunction with the Chairman to enhance Board effectiveness and manage the activities of the Board. Any Shareholder wishing to contact the Lead Director may do so by phoning 604-233-6153 or by sending an email to LeadDirector@rbauction.com.

Appointment of Auditors

     The Company proposes that KPMG LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as Auditors of the Company for the year ended December 31, 2004 and that the Audit Committee be authorized to fix their remuneration. KPMG LLP has been the Auditors of the Company and its predecessors since 1974. The Audit Committee is satisfied that KPMG LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

     In addition to retaining KPMG LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2003, the Company retained KPMG LLP to provide various non-audit services in 2003. The Audit Committee is required to pre-approve all non-audit related services performed by KPMG LLP. Fees billed by KPMG LLP and its affiliates during fiscal 2003 and 2002 were U.S.$717,000 and U.S.$522,000, respectively. The aggregate fees billed for professional services by KPMG LLP during fiscal 2003 and 2002 are as follows (in United States dollars):

	Fiscal 2003	Fiscal 2002
Audit Fees	$259,000	$189,000
Audit-Related Fees	76,000	89,000
Tax Fees	382,000	244,000
All Other Fees	—	—

Total Fees	$717,000	$522,000

The nature of each category of fees is as follows:

Audit Fees:

     Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

     Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

     Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

Subdivision of Common Shares

     The Board of Directors of the Company has recommended a proposed subdivision of the issued and outstanding Common Shares of the Company on a two-for-one basis (the “Stock Split”). The Stock Split will result in each shareholder of the Company receiving one additional Common Share of the Company for each existing Common Share held as of the effective date of the Stock Split. If approved at the Meeting, the Company currently intends that the Stock Split will be effective at the close of business on May 4, 2004 (the “Stock Split Record Date”) and the Stock Split will be completed by the “push out” method. In other words, Shareholders of record on the Stock Split Record Date will retain the share certificates representing Common Shares they currently hold and the Company, through its transfer agent, will issue and mail to such Shareholder on the Stock Split Record Date share certificates representing the additional Common Shares to which such Shareholder will be entitled to by reason of the Stock Split.

     The Board of Directors believes that the Stock Split is in the best interests of the Company and the Shareholders because the resulting reduction in the trading price per Common Share will make it less expensive for non-institutional Shareholders to purchase a board lot of the Company’s Common Shares, resulting in a broader range of share ownership for the Company.

     In order to effect the Stock Split, the special resolution, the full text of which is set out in Schedule “A” attached hereto (the “Stock Split Resolution”), approving the amendment to the Articles of Amalgamation of the Company by subdividing each issued and outstanding Common Share into two, must be passed by not less than two-thirds of the votes cast by Shareholders in respect of that resolution, either in person or proxy at the Meeting.

     As provided in the Stock Split Resolution, the Board of Directors may in its sole discretion and without further approval of the Shareholders, elect not to act on or carry out the Stock Split. In addition, the subdivision will not be effected without the final approval of the Toronto Stock Exchange (“TSX”).

Adoption of Executive Long-Term Incentive Plan

     At the Meeting, Shareholders of the Company will be asked to consider and, if deemed advisable, to pass, with or without variation, a resolution approving the adoption by the Company of an Executive Long-Term Incentive Plan (the “Plan”).

     The policies of the TSX require shareholder approval for an employee stock purchase plan if the majority of the shares to be allocated under the plan will or may be issuable to insiders of the Company.

     The Plan is designed to provide senior employees and executives with competitive compensation opportunities that align the participants’ interests with those of the Company’s Shareholders by promoting ownership in Common Shares of the Company and rewarding the creation of shareholder value over the long term. Through the Plan, the Company will encourage the participants to purchase Common Shares of the Company by using performance bonus payments from the Company. Part of the reason for implementing the Plan is that the Company does not currently have a pension plan in place for any of its officers or employees. The Company is also implementing guidelines for the ownership of Common Shares, whereby each participant in the Plan will be required to accumulate over time Common Shares of the Company with a share value at the date of acquisition or transfer to the Plan equal to between one and three times the participant’s base salary as of February 1 of each year, depending on the participant’s position with the Company.

     The maximum number of Common Shares of the Company reserved for issuance under the Plan is 250,000 Common Shares (1.5% of the issued and outstanding Common Shares of the Company, as of the date of this Information Circular). The Company intends to register the Common Shares subject to the Plan under the U.S. Securities Act of 1933.

     Under the Plan, a participant may contribute up to 100% of his or her annual performance bonus towards the purchase of Common Shares of the Company. A participant who is not yet in compliance with the Company’s share ownership guidelines must contribute a minimum of 50% of his or her annual performance bonus, subject to a maximum contribution of U.S.$100,000 per year for participants who are Vice-President or equivalent or above and U.S.$50,000 per year for other participants. Pursuant to the Plan, the Company will award an additional bonus award payable in cash to a participant who makes a contribution under the Plan in an amount equal to such participant’s contribution in that year, but in any case no greater than U.S.$100,000 per year for participants who are Vice-President or equivalent or above and U.S.$50,000 per year for other participants. An administrator appointed under the Plan will use the contribution made by a participant under the Plan to subscribe for Common Shares of the Company at a price equal to the weighted average closing price of the Common Shares of the Company over the price determination period of that year, which commences on the first day (which is usually the 4th Business Day following the day when the Company issues the press release relating to the results of the immediately preceding fiscal year) and ends on the last day (which is usually the 11th Business Day prior to March 31 in that year) of the first trading window of that year under the Company’s Policy regarding Securities Trades by Company Personnel.

     Common Shares of the Company purchased by the administrator under the Plan will be held by the administrator for the participant and may only be withdrawn by the participant under certain circumstances, including resignation, termination, permanent disability or death of the participant, the participant reaching age 55 (in which case, withdrawal is allowed to a maximum of 20% per year thereafter, provided the participant continues to hold shares in excess of the Company’s share ownership guidelines) or other circumstances as permitted by the Chairman of the Compensation Committee and the Chief Executive Officer. The Company will be responsible for all administrative costs in relation to the implementation and operation of the Plan. The intended effective date of the Plan will be June 30, 2004 and the first issuance of Common Shares under the Plan is expected to be in early 2005.

     The resolution with respect to the adoption of the Plan must be approved by a majority of the votes cast by the Shareholders who vote in respect of that resolution. The Board of Directors has determined that the adoption of the Plan is in the best interests of the Company and unanimously recommends that the Shareholders vote for the resolution, the full text of which is attached to this Information Circular as Schedule B.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

     None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 2003 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the interest of the directors and senior officers as shareholders and executives of the Company in relation to the proposed subdivision of the Common Shares of the Company, the proposed adoption of the Executive Long-Term Incentive Plan and as disclosed elsewhere in this Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Other than as set out herein, no insider or any associate or affiliate of any insider, has had or has any material interest, direct or indirect, in any transaction since January 1, 2003 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

     During the 12-month period ended December 31, 2003, the Company entered into agreements with D.E.R. Resorts Ltd. (“Resorts”), a corporation controlled by David E. Ritchie, the Chairman and Chief Executive Officer of the Company, pursuant to which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain customers of the Company. The agreements set forth the maximum number of excursions to be provided during a given year and the fees and costs per excursion. The Company paid to Resorts approximately U.S.$597,000 under the agreements in its financial year ended December 31, 2003. Management believes that the terms of the agreements were at least as favourable to the Company as could have been obtained from a third party. The Company and Resorts have entered into similar agreements in the past and intend to do so in the future.

OTHER INFORMATION REGARDING THE COMPANY

EXECUTIVE COMPENSATION

Compensation

     The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer and the Company’s four most highly compensated executive officers other than the Chief Executive Officer (such five officers are hereafter collectively called the “Named Executive Officers”).

Summary Compensation Table
(all amounts in U.S. dollars)

		Annual Compensation			Long-Term Compensation Awards
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
				Other Annual	Options	Restricted	LTIP	All Other
Name and		Salary	Bonus(2)	Compensation	Granted	Share Units	Payouts	Compensation
Principal Position(1)	Year	($)	($)	($)	(#)	(#)	($)	($)
David E. Ritchie	2003	380,000	570,000	18,800	Nil	Nil	Nil	Nil
Chairman and	2002	380,000	315,000	20,600	Nil	Nil	Nil	Nil
Chief Executive Officer	2001	350,000	52,000	13,169	Nil	Nil	Nil	Nil

Robert K. Whitsit	2003	220,000	330,000	12,200	10,000	Nil	Nil	Nil
Senior Vice-President	2002	220,000	278,000	16,600	4,300	Nil	Nil	Nil
Southeast Division	2001	200,000	60,900	19,311	9,000	Nil	Nil	Nil

Randall J. Wall	2003	200,000	300,000	6,650	15,000	Nil	Nil	Nil
President and	2002	185,000	287,000	9,900	4,300	Nil	Nil	Nil
Chief Operating Officer	2001	150,000	62,800	4,382	9,000	Nil	Nil	Nil

Robert K. Mackay	2003	200,000	300,000	6,800	15,000	Nil	Nil	Nil
Executive Vice-President	2002	185,000	255,000	10,800	4,300	Nil	Nil	Nil
	2001	137,500	56,000	7,028	8,000	Nil	Nil	Nil

Peter J. Blake	2003	200,000	300,000	3,700	15,000	Nil	Nil	Nil
Senior Vice-President and	2002	185,000	251,000	7,300	4,300	Nil	Nil	Nil
Chief Financial Officer	2001	137,500	58,500	4,851	8,000	Nil	Nil	Nil

NOTES:

(1)	All Named Executive Officers are employed by wholly owned subsidiaries of the Company.

(2)	All bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year.

Stock Options Granted in the 2003 Financial Year

				Market Value of
				Securities
		% of Total Options		Underlying Options
		Granted to		on the Date
	Securities Under	Employees in 2003	Exercise Price	of Grant
Name	Options Granted	Financial Year	(US$ per share)	(US$ per share)	Expiration Date
David E. Ritchie	Nil	N/A	N/A	N/A	N/A
Robert K. Whitsit	10,000	7.0%	31.05	31.05	January 30, 2013
Randall J. Wall	15,000	10.5%	31.05	31.05	January 30, 2013
Robert K. Mackay	15,000	10.5%	31.05	31.05	January 30, 2013
Peter J. Blake	15,000	10.5%	31.05	31.05	January 30, 2013

Aggregate Option Exercises during 2003 Financial Year and Option Value at December 31, 2003

				Value of Unexercised
				In-The-Money Options
		Aggregate Value	Unexercised Options	at December 31, 2003
	Securities Acquired	Realized	at December 31, 2003	(in U.S. dollars)
Name	on Exercise	(in U.S. dollars)	(Exercisable/ Unexercisable)	(Exercisable/ Unexercisable)(1)
David E. Ritchie	N/A	N/A	Nil	Nil
Robert K. Whitsit	30,000	$429,202	12,300/12,000	$350,763/$280,000
Randall J. Wall	18,000	$249,480	33,800/15,000	$876,021/$390,250
Robert K. Mackay	6,000	$120,057	6,300/15,000	$155,767/$350,583
Peter J. Blake	5,000	$88,128	7,300/15,000	$185,517/$350,583

NOTES:

(1)	The closing price of the Common Shares of the Company on the New York Stock Exchange on December 31, 2003 was $53.10.

Termination of Employment, Changes in Responsibility and Employment Contracts

     The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated with eight weeks notice (or less in certain circumstances) or payment in lieu thereof.

     The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause.

Composition of the Compensation Committee

     The Compensation Committee of the Company consists of Messrs. Croft, Moul and Cmolik. Mr. Blake resigned from the Compensation Committee effective October 30, 2003 and the Board replaced him with Mr. Cmolik. Mr. Cmolik was the President and Chief Operating Officer of the Company until his retirement in July 2002.

Report on Executive Compensation

     The Company’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned.

     The total compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and a bonus based on the financial performance of the Company. The Named Executive Officers also receive annual option grants in accordance with the Company’s stock option plan. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company does not have a predetermined relative emphasis for each of the various components of compensation.

     Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year and (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

     The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on industrial equipment manufacturers and distributors. The Company has not had pre-established factors and criteria upon which the Chief Executive Officer’s total compensation is based.

     Base salary levels for the other Named Executive Officers are benchmarked against salary levels of senior operational management located in the Company’s regional and divisional offices. Operational management salaries are determined in accordance with a compensation plan that considers both objective factors such as sales volume and profitability and subjective factors. The Company’s goal is to provide total compensation that is above the average for comparable positions at industrial equipment manufacturers and distributors.

     Awards of bonuses depend upon whether the Company has met pre-tax income targets established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount but is subject to a maximum of 150% of the individual’s base salary.

Report presented by:

Charles E. Croft
G. Edward Moul
C. Russell Cmolik

Performance Graph

     The following graph compares the percentage change in the value of U.S.$100 invested in Common Shares of the Company with U.S.$100 invested in the Russell 2000 Index from March 10, 1998 (the date when the Common Shares commenced trading on the New York Stock Exchange) to December 31, 2003 (the Company’s most recent financial year end).

	March 10,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	1998	1998	1999	2000	2001	2002	2003
Ritchie Bros. Auctioneers (RBA)	100	127.5	131.4	98.2	117.8	153.1	251.4
Russell 2000 Index	100	90.8	108.6	104.1	105.2	82.5	119.9

Compensation of Directors

     In addition to the reimbursement of reasonable travel and lodging expenses, non-employee directors of the Company received the following compensation in 2003: U.S.$7,500 per year for Board membership; U.S.$2,500 per year for committee chairmanship; U.S.$750 per meeting attended; and annual option grants to acquire 3,000 Common Shares of the Company per year with an exercise price equal to the market price on the grant date. In January 2003 and in February 2004, in recognition of the superior financial performance of the Company in 2002 and 2003 respectively, non-employee directors were each granted an additional 1,000 options on top of the standard option grant for 2002 and 2003.

     In response to an independent review by a consultant in 2003 of the Company’s director and officer compensation, the Company has changed the compensation for its non-employee directors. Effective January 1, 2004, non-employee directors of the Company will receive U.S.$50,000 per year for Board membership, of which each director will be required to use U.S.$25,000 to purchase Common Shares of the Company. Such purchases of Common Shares are to be made through the NYSE or TSX in compliance with the Company’s Policy regarding Securities Trades by Personnel. Directors will receive an additional U.S.$5,000 per year for committee chairmanship and meeting fees of U.S.$500 per committee or Board meeting attended. Non-employee directors may also participate in the Company’s performance bonus program in recognition of their contributions towards the overall performance of the Company. Employee directors do not receive additional compensation for their participation in Board or committee activities.

     There were no other arrangements under which non-employee directors were compensated during 2003. No non-employee directors earned any compensation during 2003 for consultancy or other services provided to the Company.

Directors and Senior Executives Liability Insurance and Indemnity Agreements

     The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of U.S.$20 million annual protection against liability (less a deductible of U.S.$500,000 for securities claims and U.S.$250,000 for other claims). The annual premium paid by the Company for this insurance is U.S.$127,500. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

REPORT ON CORPORATE GOVERNANCE

     Ritchie Bros.’ Board of Directors believes that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Company is committed to good corporate governance practices.

     The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of the TSX committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The table below sets out the principal components of the Guidelines, and indicates the extent to which the Company complies with them. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

     Beginning in 2004, any foreign private issuer listed on the New York Stock Exchange (“NYSE”) will be required to report any significant ways in which their corporate governance practices differ from those followed by United States companies under NYSE listing standards. Ritchie Bros. is in conformance with the NYSE corporate governance requirements applicable to United States companies, except as described in the table below.

Does
RBA
Guideline	Comply	Discussion
1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:
Yes	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:
• the Canadian Business Corporations Act
• the Company’s Articles of Amalgamation and By-laws
• the Company’s Code of Business Conduct and Ethics
• the charters of the Board committees
• other applicable laws and Company policies.
The Board or designated Board Committees approve all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics and charters of the Board committees can be found on the Company’s website at www.rbauction.com.

(a) adoption of a strategic planning process;	Yes	The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. During fiscal 2003, there were six meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board, through the Audit Committee, is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s industry, the environment, and foreign currencies. The Audit Committee meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board, through the Audit Committee, ensures that the Company adopts appropriate risk management policies.

(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board is responsible for choosing the CEO, appointing Executive Officers and for monitoring their performance. The Board also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees.

Does
RBA
Guideline	Comply	Discussion
(d) a communications policy for the corporation; and	Yes	The Board approves all the Company’s major communications, including annual and quarterly reports and material financial press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail or calling a toll-free telephone number. Shareholders are also able to contact directly the Lead Independent Director via email or phone. The Company intends in 2004 to implement procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

(e) the integrity of the corporation’s internal control and management information systems.	Yes	The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Company’s Disclosure Committee regularly reports to the Audit Committee on the quality of the Company’s internal control processes.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. As well, the term “independent director” means an unrelated director who is free from any interests in or relationships with any significant shareholder of the corporation or an affiliate with any significant shareholder of the corporation or any affiliate of a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the Corporation).
No	Directors during 2003:
G. Edward Moul — unrelated and independent;

Charles Edward Croft — unrelated and independent;

C. Russell Cmolik — Mr. Cmolik retired from the position of President and COO of the Company in July 2002 and was not considered an unrelated or independent director in 2003;

David E. Ritchie — related director — he is an executive officer of the Company (CEO);

Peter J. Blake — related director — he is an executive officer of the Company (CFO).

Additional Nominee:

Eric Patel — unrelated and independent.

The Board determined the independence of the foregoing directors and nominee in accordance with applicable NYSE listing standards and, with respect to the Audit Committee, SEC independence standards.

Mr. Ritchie is a significant shareholder of the Company, beneficially owning or controlling 17.3% of the outstanding Common Shares as of the date of this Information Circular. Mr. Cmolik beneficially owned 8.8% of the outstanding Common Shares as of the date of this Information Circular.

The Company intends to add at least one additional unrelated and independent director before the Annual Meeting of Shareholders in 2005.

Does
RBA
Guideline	Comply	Discussion
3. The application of the definition of “unrelated director’’ to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.
Yes	The Board is responsible for determining whether or not each director is an unrelated director and an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries. The determination as to whether a director is independent is made by considering the applicable requirements of the NYSE and U.S. securities regulations.

The Board considers Mr. Moul and Mr. Croft to be unrelated and independent. Mr. Ritchie and Mr. Blake are related and not independent by virtue of their employment with the Company as Chief Executive Officer and Chief Financial Officer, respectively, and Mr. Cmolik is related and not independent by virtue of having served as President and Chief Operating Officer of the Company until July 2002. Mr. Patel will be considered unrelated and independent.

None of Mr. Moul, Mr. Croft or Mr. Cmolik work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive, directly or indirectly, any fees or compensation from the Company other than as directors, or have any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). All directors attended at least five of the six Board meetings held during 2003.

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
	No	The Company currently does not have a Nominating and Corporate Governance Committee. The entire Board is responsible for proposing new nominees to the board. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, a belief in the Company’s mission and strategic objectives, and a willingness to serve. The Company intends to create a Nominating and Corporate Governance Committee once additional unrelated and independent directors are added to the Board.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
	No	As noted above, the Company intends to create a Nominating and Corporate Governance Committee once additional unrelated and independent directors are added to the Board. This Committee will have responsibility for assessing the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	All new directors receive a record of historical public information about the Company, as well as the charters of the Board committees, and other relevant corporate and business information. Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and attend auctions. Directors are also able to take relevant professional development courses at the Company’s expense.

Does
RBA
Guideline	Comply	Discussion
7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
	Yes	The Board reviews its composition and size on a regular basis. In 2003, the Board determined that it should increase its size from five to six members, and add a seventh member prior to the 2005 Annual Meeting. The Board feels that this size is more appropriate for the size of the Company. These new directors will provide additional experience and allow the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.
	Yes	The Compensation Committee reviews directors’ compensation on a regular basis. In 2003 the Committee engaged outside advisors to assist with their review. To make its recommendation on directors’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors of other publicly traded companies. See above for information about the compensation received by the directors in 2003 and to be received by directors in 2004.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.
Yes	The Board has appointed two committees:
• the Audit Committee
• the Compensation Committee
All of the members of these committees are outside directors and the majority of the members are considered by the Board to be unrelated and independent directors. The Board expects to make these committees entirely independent once new unrelated and independent directors are added.

The following is a brief description of each committee:

Audit Committee
This Committee has three members:
Chair: G. Edward Moul
Members: Charles E. Croft and C. Russell Cmolik
This committee met six times in 2003 and all members attended all of the meetings.
The charter of the Audit Committee can be found on the Company’s website.

Compensation Committee
This Committee has three members:
Chair: Charles E. Croft
Members: C. Russell Cmolik and G. Edward Moul
Mr. Blake resigned from the Compensation Committee effective October 30, 2003 and was replaced by Mr. Cmolik.
This Committee met six times in 2003, and no member missed more than one meeting.
The charter of the Compensation Committee can be found on the Company’s website.

Does
RBA
Guideline	Comply	Discussion
10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.
	Yes	Currently the full Board is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This Board is responsible for the statement of corporate governance practices included in the Company’s Information Circular. The Board monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance. The Board expects to adopt corporate governance guidelines in the future, and these guidelines will be available on the Company’s website.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.
Yes	The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The charters of the Committees of the Board of Directors are considered to be position descriptions for the directors. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives that the CEO is responsible for meeting.

The Board has clearly defined the limits to management’s authority. The Board expects management to:
• review the Company’s strategies and their implementation in all key areas of the Company’s activities
• carry out a comprehensive planning process and monitor the Company’s financial performance against the plan
• identify opportunities and risks affecting the Company’s business and develop and implement appropriate mitigation strategies.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.
	Yes	Mr. Moul has been appointed Lead Independent Director by the Board. The Lead Independent Director is responsible for coordinating the activities of the unrelated and independent directors and administering the Board’s relationship with management and the CEO. The independent directors held three meetings in 2003 without management present. Mr. Moul’s role is to ensure greater independence of the Board from management. He acts as chair of these private meetings. He also acts as a liaison between management and the Board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The
	Yes	All of the members of the Audit Committee are considered outside directors; however, only Mr. Moul and Mr. Croft are considered to be unrelated and independent. Mr. Cmolik retired from the position of President and COO of the Company in 2002 and is not considered to be unrelated and independent. The Board intends to replace Mr. Cmolik on this Committee with an unrelated and independent director during 2004.

Does
RBA
Guideline	Comply	Discussion
audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
All of the members of the committee are financially literate and Mr. Moul and Mr. Cmolik are chartered accountants. The Committee’s responsibilities are set out in its charter, which is available on the Company’s website. The Company’s external auditors are retained directly by the Committee and have a direct line of communication with the Committee. The external auditors meet with the Committee without management present at least four times per year. The Committee pre-approves all audit and non-audit services provided by the external auditor. Management reports to the Committee on the adequacy and effectiveness of the Company’s disclosure controls and systems of internal control.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
	Yes	Directors may hire outside advisers at the Company’s expense, subject to the approval of the Board.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at March 5, 2004 according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there are 17,061,322 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on March 5, 2004 are entitled to receive notice of and to vote at the Meeting. The directors of the Company have fixed the close of business on March 5, 2005 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

     To the knowledge of the directors and senior officers of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company is:

		Percentage of
	Number of	Common
Name	Common Shares(1)	Shares
David E. Ritchie(2)	2,938,223	17.3%

NOTES:

(1)	This information has been furnished by the person named and has been confirmed, to the extent possible by the Company.

(2)	1,345,375 of such shares are held by D.E.R. Auctions Ltd. and 1,592,748 of such shares are held by Davcorp Investments Ltd., both of which are controlled by Mr. Ritchie, the Chairman of the Board and Chief Executive Officer of the Company. Mr. Ritchie also holds 100 Common Shares personally.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

     The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

     A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should check the second box on the proxy and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

     A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

     A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

     If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

     If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

     Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

     A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

     A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

     In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-registered Shareholders

     Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. Non-registered shareholders have the right to attend and vote the shares owned by them directly at the Meeting. In these circumstances the non-registered holder should follow the procedure in the directions and instructions provided by or on behalf of the intermediary and insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

     Only registered shareholders have the right to revoke a proxy, Non-registered shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change the vote and if necessary revoke their proxy.

ADDITIONAL INFORMATION

     The Company will provide to any person or company, upon request to the Secretary of the Company, a copy of the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company’s consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor, any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed financial year that have been filed and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

SHAREHOLDERS PROPOSALS

     Shareholder proposals to be considered at the 2005 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 17, 2004 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

     The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

     Dated at Vancouver, British Columbia, this 16th day of March 2004.

By Order of the Board of Directors

Robert S. Armstrong
Corporate Secretary

SCHEDULE A
to the
Information Circular of Ritchie Bros. Auctioneers Incorporated dated March 16, 2004.
Subdivision of Common Shares Without Par Value

BE IT RESOLVED AS A SPECIAL RESOLUTION that:

1.	The articles of the Company be and are hereby amended to change the number of the issued and outstanding Common shares of the Company by subdividing each of the issued and outstanding Common shares without par value of the Company held by shareholders as of the record date of May 4, 2004 into two Common shares without par value (the “Subdivision”).

2.	The authorized capital of the Company shall continue to consist of:

(a)	an unlimited number of Preferred Shares designated as Senior Preferred Shares, issuable in series;

(b)	an unlimited number of Preferred Shares designated as Junior Preferred Shares issuable in series; and

(c)	an unlimited number of Common shares (“Common Shares”).

3.	Notwithstanding that these resolutions have been duly passed by the shareholders of the Company, the directors of the Company may decide not to proceed with the amendment to the articles in respect of the subdivision of Common Shares without par value of the Company and may revoke these resolutions at any time prior to the resolutions in paragraphs 1 and 2 take effect, without further approval of the shareholders of the Company.

4.	The Corporate Secretary of the Company, subject to paragraph 3 of these resolutions, is hereby authorized to sign a certified copy of these resolutions and any other documents or instruments as he in his sole discretion deems necessary, under seal of the Company or otherwise, in order to implement and give effect to these resolutions and to comply with all applicable laws and requirements of applicable exchanges in respect of the Subdivision.

SCHEDULE B
to the
Information Circular of Ritchie Bros. Auctioneers Incorporated
dated March 16, 2004.

Executive Long-Term Incentive Plan

BE IT RESOLVED THAT:

1.	The Executive Long-Term Incentive Plan (the “Plan”) tabled by the Chairman at the Meeting is hereby adopted, confirmed and approved.

2.	The Board of Directors be and is hereby authorized to make such further changes, amendments or alterations to the Plan as may be necessary or desirable from time to time, and without further approval of the shareholders of the Company, in order that the Plan or any award granted thereunder complies with applicable legal or regulatory requirements or as may be required as a condition of regulatory approval or acceptance thereof or to correct or rectify an error, ambiguity or inconsistency in the text of the Plan.

3.	Notwithstanding passage of this resolution, the directors of the Company may, as they see fit, and in their discretion, resolve not to implement or to terminate the Plan.

RITCHIE BROS. AUCTIONEERS INCORPORATED
2004 ANNUAL AND SPECIAL MEETING TO BE HELD ON APRIL 16, 2004
PROXY

To be completed by shareholders who will NOT be attending the Annual Meeting in person.

The undersigned shareholder of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) hereby nominates, constitutes and appoints (select one):

☐ David E. Ritchie or, failing him, Peter J. Blake, or

☐	of
(Check the second box and insert the name and address of an alternate person if you do not wish to appoint Mr. Ritchie or Mr. Blake)

as proxyholder of the undersigned, with full power of substitution, to attend the Annual and Special Meeting of the Company to be held on April 16, 2004 and any adjournment thereof (the “Meeting”), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	VOTE	WITHHOLD		VOTE	VOTE
Election of Directors	FOR	VOTE		FOR	AGAINST
To elect as a director of the Company:
    David Edward Ritchie
    Clifford Russell Cmolik
    Peter James Blake
    Charles Edward Croft
    George Edward Moul
    Eric Patel

Auditors

To appoint KPMG LLP, Chartered Accountants, as Auditor for the Company and to authorize the directors to fix the Auditor’s remuneration.	☐ ☐ ☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐ ☐ ☐	Subdivision of Common Shares

To pass the resolution, the full text of which is set out in Schedule A to the Information Circular, as a special resolution approving an amendment to the articles of amalgamation of the Company to subdivide the Company’s issued and outstanding common shares on a two-for-one (2 for 1) basis.

Executive Long-Term Incentive Plan

			To approve and confirm the adoption of the Executive Long-Term Incentive Plan by the Company.	☐ ☐	☐ ☐

Signed this     day of                      , 2004.

Signature of Shareholder

Name of Shareholder (Please print clearly as registered)

Number of Shares

(See “General Proxy Information” in the Information Circular for further information regarding proxies for use at the Meeting)

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL AND SPECIAL MEETING

APRIL 16, 2004

INSTRUCTIONS

1.	This proxy is solicited by the management of RITCHIE BROS. AUCTIONEERS INCORPORATED for use at the Annual and Special Meeting (the “Meeting”) of the shareholders to be held on April 16, 2004 and any adjournment thereof. Please refer to the Information Circular (the “Information Circular”) accompanying this proxy for further information.

2.	If you are NOT able to be personally present at the Meeting, please date and sign the form of proxy on the reverse hereof and return it in the envelope provided to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid, instruments appointing a proxyholder must be deposited with Computershare Trust Company of Canada no later than 48 hours before the time of the Meeting or any adjournment thereof (namely, 11:00 a.m. (Vancouver time) on April 14, 2004).

3.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on the proxy. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the shares of the shareholder represented by this proxy will be voted “FOR” each of the matters identified in the proxy.

4.	The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting or any adjournment thereof.

5.	A shareholder has the right to appoint a person as proxyholder at the Meeting other than David E. Ritchie or Peter J. Blake and may do so by checking the second box and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.

6.	If this proxy is not dated in the space provided, authority is hereby given to the proxyholder named herein to date this proxy on the date on which the Company mailed it. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.

RITCHIE BROS. AUCTIONEERS INCORPORATED

(Computershare reference: RBAQ)

Supplemental Mailing List and

Request for Interim Financial Statements

TO:	Security Holders of Ritchie Bros. Auctioneers Incorporated (the “Company”)

      National Instrument NI 54-102 “Interim Financial Statement and Report Exemption” adopted by the Canadian Securities Administrators provides registered and non-registered security holders with the opportunity to elect annually to have their names added to the Company’s Supplemental Mailing List in order to receive interim financial statements and other selected shareholder communications. The Supplemental Mailing List is in addition to and separate from the regular registered shareholders list maintained by our transfer agent, Computershare Trust Company of Canada.

      If you wish to have your name added to the Company’s Supplemental Mailing List for the aforesaid purposes, please complete, sign and mail this form to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

      By your signature below, you certify that you are a security holder of the Company.

Name of Security Holder

Address (including postal code) of Security Holder

Signature of Security Holder or, if the Security Holder is a company, signature of authorized signatory

Date